[Streamline Health Letterhead]

December 20, 2012

Matthew Crispino

Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Streamline Health Solutions, Inc.
Registration Statement on Form S-3
File No. 333-183899

Dear Mr. Crispino:

In accordance with Rule 461, I am writing on behalf of Streamline Health Solutions, Inc. (the “Company”) to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 10:00 a.m., December 24, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the Company’s counsel, John Gambaccini of Womble Carlyle Sandridge & Rice, LLP, at (703) 394-2228 or the undersigned at (404) 446-2056.

Very truly yours,

/s/ Stephen H. Murdock

Stephen H. Murdock
Chief Financial Officer